UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  March 22, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated March 22, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

March 22, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 08, 2007

J-Pacific Appoints John Harrop as Senior Geologist

Adds Strength to Its Technical Team

VANCOUVER, MARCH 22, 2007 - J-Pacific Gold Inc. (TSXV - JPN, OTCBB - JPNJF) is pleased to announce the appointment of John Harrop P.Geo. as its Senior Geologist. Mr. Harrop is a professional geologist and a qualified person as defined by National Instrument 43-101. He brings to J-Pacific over 24 years' experience in the exploration of minerals in North America and abroad. He has actively participated in the exploration of numerous mineral projects and has extensive experience in computer-generated modelling and analysis. This included leading a team that discovered the Winchester Zone on TNR Gold Corp.'s (TSXV - TNR) Shotgun Gold Project in southwestern Alaska in 2006.

In making the announcement today, J-Pacific's President and CEO, Nick Ferris, said that Mr. Harrop brings considerable experience and highly valuable skill sets to the Company at a most opportune time: "We are delighted to have John Harrop leading our exploration efforts. With our on-going drill programs at Blackdome and Montgolfier and our diversified North American-based portfolio of mineral assets, we have the opportunity of becoming a gold-producing company with a sustaining cash flow while aggressively exploring new gold prospects. Mr. Harrop's skills in leading exploration programs will be invaluable in guiding J-Pacific toward these goals."

Mr. Harrop responded, "I look forward to working with J-Pacific and welcome the challenge of advancing its Blackdome Mine and Elizabeth Projects, and to leading the aggressive series of exploration drill programs at its Montgolfier Project in Quebec and the Callaghan and Golden Trend Projects in Nevada."

J-Pacific has granted incentive options to Mr. Harrop for the purchase of 250,000 common shares at $0.45 per share and for the purchase of 150,000 common shares at $0.65 per share for 10 years. J-Pacific has also granted a total of 100,000 incentive options to an Officer and employee of the Company. The options are exercisable for a period of ten years at an exercise price of $0.45.

J-Pacific is a junior resource company focused on gold exploration and mining in North America. J-Pacific owns the past-producing Blackdome Gold Mine in south-central British Columbia and is completing exploration in immediately adjacent areas and on the Elizabeth Project, located approximately 30 kilometres to the south. In addition, the Company has also been actively exploring in Quebec on the Montgolfier Project, located 35 kilometres east of the Casa Berardi Project held by Aurizon Mines Ltd., and also on the Callaghan and Golden Trend Projects in the Cortez Mining District of Nevada.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.